JP ENERGY PARTNERS LP

600 East Las Colinas Boulevard

Suite 2000

Irving, Texas 75039

September 9, 2014

Via EDGAR and Fedex

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:                    H. Roger Schwall
                                                Division of Corporation Finance

Re:                             JP Energy Partners LP
Registration Statement on Form S-1
Filed July 2, 2014
File No. 333-195787

Ladies and Gentlemen:

Set forth below are the responses of JP Energy Partners LP, a Delaware limited partnership (“we,” “us” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 14, 2014 (the “Comment Letter”), with respect to the Partnership’s registration statement on Form S-1 submitted to the Commission on July 2, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have publicly filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  For your convenience, we have hand delivered five copies of Amendment No. 2, as well as five copies marked to show all changes made since the submission of the Registration Statement.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise indicated.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page

1.                                      Please revise your disclosure on the prospectus cover page to quantify the amounts of any distribution shortfalls for the referenced historical periods. Also, if a shortfall is anticipated for any of the quarters in the twelve months ending June 30, 2015, please quantify the amount of the anticipated shortfall here and in your discussion of “Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2015” beginning on page 65. In this regard, we note that the estimated amount of distributable cash flow for the quarter ending September 30, 2014, appears to be substantially lower than the amount for subsequent quarters. We refer you to comments 5 and 12 in our letter to you dated July 31, 2013, and your responses to those comments in your letter dated May 7, 2014.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to reflect that we would have had a shortfall in distributable cash flow for the year ended December 31, 2013 and the twelve months ended June 30, 2014.  Please see the disclosure on the prospectus cover page and on pages 22-23. With respect to the anticipated shortfall in in any quarter during the twelve month period ending September 30, 2015, we have revised the disclosure on pages 65-66 to reflect that we intend to fund any such shortfall with borrowings under our credit facility. Our partnership agreement will allow us to borrow funds under our credit facility to cover any shortfalls in distributable cash flow that we may experience in any quarter. As a result, we respectfully believe that any such shortfall with respect to one particular quarter is not a material risk to investors and is not necessary to disclose on the cover page or in the risk factor section.

Crude Oil Supply and Logistics, page 71

2.                                      We note that the 69,250 average forecasted barrels sold per day for the twelve months ended June 30, 2015 represents a 60% increase compared to the 43,356 average barrels sold per day for the three months ended March 31, 2014. Please tell us and disclose how you expect to increase the sales volume for the forecasted period given your recent strategic decision to decrease volumes due to the unfavorable pricing environment during the three months ended March 31, 2014. In addition, please disclose the most recent volumes and adjusted gross margins per barrel for periods subsequent to your most recent interim financial statements and update your estimated distributable cash flow for the twelve months ended June 30, 2015 for any material changes in expected profitability.

Response: We have updated the disclosure in the Registration Statement to present the average barrels sold per day during the six month period ended June 30, 2014 as well as updated our forecast to reflect the average number of barrels of crude oil we expect to sell during the twelve months ending September 30, 2015. The primary reason for the approximate 60% increase in forecasted barrels sold per day for the twelve months ending September 30, 2015 compared to the three months ended June 30, 2014 is the expansion of our operations into the Eagle Ford shale during the second quarter of 2014 and the expected growth in barrels sold in the Permian Basin from our planned expansion of our Silver Dollar Pipeline System during the forecast period.  These increases will be partially offset by an expected decrease in sales volumes in the Mid-Continent region from increased competition and unfavorable market conditions for blending crude oil we experienced during the six months ended June 30, 2014. However, we expect the growth in sales in the Eagle Ford shale and Permian Basin to significantly offset any decrease in sales in the Mid-Continent region.  We have enhanced our disclosure regarding our expected increase in sales volumes for the forecast period. Please see page 72.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 98

Crude Oil Supply and Logistics, page 107

Revenues, page 107

3.                                      We note that your revenue decreased for the three months ended March 31, 2014 compared to March 31, 2013 due to decreased volume resulting from unfavorable pricing differential. Please identify and quantify the reasons for changes in financial statement line items and describe the reasons the cited factors exist or arose. Please expand to discuss the business developments that underlie these factors. Please thoroughly review your disclosures and apply this comment throughout your results of operations.

Response: We acknowledge the Staff’s comment and have updated the Registration Statement disclosure to provide analysis of adjusted gross margin for our crude oil supply and logistics segment that identifies and quantifies the reasons for changes and describes the reasons the cited factors existed or arose. Due to the nature of our crude oil supply and logistics operations, we belive an analysis of adjusted gross margin is more meaningful for investors. Please see the disclosure on page 108.

Liquidity and Capital Resources, page 121

2014 Revolving Credit Facility, page 122

4.                                      We note the disclosure you have added concerning possible non-compliance with the leverage ratio covenant as of June 30, 2014, and your effort to obtain a waiver. Please highlight this issue earlier and more prominently in your filing. In this regard, we note that although the risk factor on page 39 entitled “Restrictions in our revolving credit facility” touches on the issue of covenant compliance, it does not discuss the particular situation you face with regard to possible non-compliance as of June 30, 2014. Remember not to include in your Risk Factors section any text which might mitigate the risk you present, such as any ongoing efforts to obtain a waiver.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.  Please see the disclosure on pages 40 and 124.

Crude Oil Supply and Logistics, page 151

5.                                      We note your disclosure that while the absolute prices of crude oil significantly impact revenues and cost of products sold, such price levels normally do not bear a relationship to Adjusted EBITDA. However, we note that your adjusted gross margin per barrel was $1.05 for the three months ended March 31, 2014; $1.53 for the pro forma twelve months ended March 31, 2014; and $1.18 for the forecasted twelve months ended June 30, 2015. Please clarify how the absolute pricing of crude oil does not impact Adjusted EBITDA given the significant differences in your historical, pro forma and projected margins.

Response: The revenue generated from blending services in our crude oil supply and logistics segment is influenced by the price levels of crude oil and ultimately impacts adjusted gross margin. In addition, there are other variable expenses included in cost of sales, such as driver and mechanic wages, truck fuel and maintenance, tariff fees, and third party trucking expenses that impact our adjusted gross margin. However, the absolute price levels of crude oil generally do not bear a relationship to our adjusted gross margin for crude oil sales generated under buy/sell contracts. We have updated the disclosure in the Registration Statement to clarify the impact of the price of crude oil on adjusted gross margin. Please see page 154.

JP Energy Partners LP Unaudited Pro Forma Combined Consolidated Financial Statements, page F-3

6.                                      You state pro forma adjustment (b) reflects additional depreciation expense from the date the assets were placed in service to the date you acquired Wildcat Permian Services as well as depreciation was recorded based on the fair value of the fixed assets acquired. Please clarify why the adjustment amount actually reduces depreciation expense rather than increases it.

Response: The primary reason why the pro forma adjustment of depreciation reduced depreciation expense for the period from April 1, 2013 to October 6, 2013 was because the useful life of pipelines was estimated to be 20 years post acquisition, while pipelines were depreciated over 14 years in Wildcat Permian Service’s historical financial statements. This change in useful life resulted in a reduction of depreciation expense. We have updated the disclosure in the Registration Statement to clarify the adjustment to depreciation expense. Please see page F-9.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests.  Please direct any questions or comments regarding the foregoing to the undersigned at (972) 444-0300 or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very Truly Yours,

JP ENERGY PARTNERS LP

By:	JP Energy GP II LLC,
its general partner

By:	/s/ Patrick Welch
Patrick Welch
Executive Vice President and Chief Financial Officer

Cc:                             Norman von Holtzendorff, Securities and Exchange Commission
Ryan J. Maierson, Latham & Watkins LLP

                                                John M. Greer, Latham & Watkins LLP
William J. Cooper, Andrews Kurth LLP
Jon W. Daly, Andrews Kurth LLP